EXHIBIT 11.2

DUKE REALTY CORPORATION

EARNINGS TO DEBT SERVICE CALCULATIONS

(in thousands)

DECEMBER 31, 2002

Net income from continuing operations less dividends on preferred stock	$155,953
Loss on land and depreciated property sales	410
Recurring principal amortization	10,866
Minority interest in earnings of common unitholders	17,955
Interest expense (excludes amortization of deferred financing fees)	113,348
Earnings before debt service	$298,532

Interest expense (excludes amortization of deferred financing fees)	$113,348
Recurring principal amortization	10,866
Total debt service	$124,214

Earnings to debt service ratio	2.40